Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼 控 股 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCT

SUBSCRIPTION OF CCB WEALTH MANAGEMENT PRODUCT

The Company, through its wholly-owned subsidiary, Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), subscribed for CCB Wealth Management Product in the principal amount of RMB3 billion with CCB Wealth Management on August 21, 2023.

HONG KONG LISTING RULES IMPLICATIONS

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the transaction amount of the subscription of CCB Wealth Management Product exceeds 5% but all of the ratios are below 25%, such transaction constitutes a discloseable transaction of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

BACKGROUND

The Company, through its wholly-owned subsidiary, Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), subscribed for CCB Wealth Management Product in the principal amount of RMB3 billion with CCB Wealth Management on August 21, 2023.

1

CCB WEALTH MANAGEMENT PRODUCT

The principal terms of the subscription of CCB Wealth Management Product are set out as follows:

Product Name:	CCB Wealth Management Institutional Exclusive Jiaxin Fixed Income Closed-end Product 2023 No. 135 (建信理財機構專享嘉鑫固收類封閉式產品 2023 年第 135 期)

Date of Subscription:	August 21, 2023

Issuer:	CCB Wealth Management

Subscriber:	Lianjia (Tianjin) Enterprise Management Co., Ltd.

Subscription Amount:	RMB3 billion

Term of product:	273 days (August 23, 2023 to May 22, 2024)

Type of Investment Return:	Non-principal guaranteed with floating return

Risk level of product (internal risk assessment by the issuer):	Very low level risk

Annualized rate of return of product expected by the Company:	2.90% – 3.10%

Right of early termination or Redemption:	The Group has no right of early termination or redemption as long as the major terms remain unchanged

The subscription for the CCB Wealth Management Product is financed with the self-owned funds of the Group.

REASONS FOR SUBSCRIPTION OF CCB WEALTH MANAGEMENT PRODUCT AND ITS BENEFITS TO THE COMPANY

The Board believes that using temporary idle funds reasonably and effectively will enhance the capital gain of the Company, which is consistent with the core objectives of the Company to ensure capital safety and liquidity and meet the capital needs of the Group’s daily operations. The risk associated with subscription of CCB Wealth Management Product is very low, while the Company can enjoy a relatively higher return from investments in CCB Wealth Management Product after comparing quotes from different issuers.

The Directors consider that the terms of subscription of CCB Wealth Management Product are fair and reasonable, on normal commercial terms or better, and are in the interests of the Company and its shareholders as a whole.

2

INFORMATION OF THE PARTIES INVOLVED

The Company is an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018. The Company is a leading integrated online and offline platform for housing transactions and services, and a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services.

Lianjia (Tianjin) Enterprise Management Co., Ltd. is a company incorporated in the PRC. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding.

CCB Wealth Management is a wholly-owned subsidiary of China Construction Bank Corporation, which is a bank incorporated in the PRC and whose H Shares are listed on the Main Board of the Stock Exchange (stock code: 939). The principal activities of CCB Wealth Management include the offering of wealth management products, investment and management of entrusted properties, and wealth management advisory and consulting services.

To the best of Directors’ knowledge, information and belief after making all reasonable enquiries, CCB Wealth Management and its ultimate beneficial owner are third parties independent of the Group and its connected persons.

HONG KONG LISTING RULES IMPLICATIONS

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the transaction amount of the subscription of CCB Wealth Management Product exceeds 5% but all of the ratios are below 25%, such transaction constitutes a discloseable transaction of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Board”	the board of Directors

“CCB Wealth Management”	CCB Wealth Management Co., Ltd.(建信理財有限責任公司), a company incorporated under the laws of the PRC with limited liability. It is a wholly-owned subsidiary of China Construction Bank Corporation and undertakes wealth management function for China Construction Bank Corporation

“CCB Wealth Management Product”	CCB Wealth Management Institutional Exclusive Jiaxin Fixed Income Closed-end Product 2023 No. 135 (建信理財機構專享嘉鑫固收類封閉式產品 2023 年第 135 期)

3

“Company”	KE Holdings Inc.

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto in the Hong Kong Listing Rules

“%”	per cent

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 21, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

4